UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38527

Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Uxin Announces Assignment and Amendment of Warrants

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that it has entered into a definitive agreement with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, regarding certain warrants (the “Warrants”) issued by the Company to NIO Capital and Joy Capital in 2021.

The Warrants were originally issued pursuant to the share subscription agreement the Company entered into with NIO Capital and Joy Capital in June 2021 and entitle the holders thereof to purchase up to a total of 480,629,186 senior convertible preferred shares of the Company. Pursuant to the foregoing definitive agreement and certain assignments of the Warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company. The exercise price of the Warrants was amended to US$0.0457 per share (equivalent to US$1.37 per American depositary share (“ADS”)). Alpha and Joy Capital (collectively, the “Investors”) have agreed to exercise their respective Warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 (the “Transaction”) no later than September 30, 2023 (unless otherwise extended by the Company and the Investors), subject to the closing conditions specified in the definitive agreement. Following the consummation of the Transaction (assuming all Warrants are exercised) and considering the anti-dilution adjustment to the previously issued preferred shares of the Company, NIO Capital, Joy Capital and Alpha are expected to beneficially own 3,719,912,473, 1,859,956,236 and 261,810,806 Class A ordinary shares, respectively, representing 50.5%, 25.3% and 3.6%, respectively, of the Company’s share capital on a fully diluted and as-converted basis.

Additionally, the Company and NIO Capital have reached an agreement regarding the outstanding purchase price of US$18.4 million under that certain agreement entered into by NIO Capital in June 2022 to subscribe for senior convertible preferred shares of the Company. NIO Capital agreed to fulfil its payment obligations by December 31, 2023.

Safe Harbor Statement

This document contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: July 3, 2023